

June 6, 2012

John Potter
Principal Executive Officer
New Global Energy, Inc.
215 South Riverside Drive, Suite 12
Cocoa, FL  32922

> **Re:     New Global Energy, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 22, 2012**
> **File No. 333-179669**

Dear Mr. Potter:

We have reviewed your responses to the comments in our letter dated May 14, 2012 and have the following additional comments.  All page numbers below correspond to the marked version of your filing.

Prospectus Summary, page 5

Our Company, page 5

1.  We note your response to our prior comment 7 and reissue in part.  We note your disclosure in the third paragraph that at your current rate of operations you could continue for the next six months with or without further management contributions.  Please reconcile this disclosure with your response and your disclosure in the fourth paragraph that based on your current burn rate and cash on hand of $43,745 that you could continue operations beyond 12 months.  Please also revise similar disclosure in the first paragraph of the Liquidity and Capital Resources section on page 35 accordingly.

2.  We note your response to our prior comment 8 and reissue in part.  Please refer to the first paragraph on page 7.  We note your disclosure that management expects that a single energy cell will cost at least $717,250 more to complete.  Please revise this paragraph to clarify that this minimum capital amount assumes leased land and no solar component.  Please also revise this paragraph to quantify the maximum capital amount necessary if you purchase land and add a solar component.

Risk Factors, page 15

We may require additional financing to become commercially viable, page 15

3.  Please reconcile your disclosure in this risk factor related to your cash on hand, the minimum capital amount necessary to complete a single energy cell and estimated timing with your disclosure in the Our Company section on page 5 which discloses different amounts and timing estimates.

Because our management at its discretion may borrow funds, page 17

4.  We note your disclosure in the third paragraph of the Our Company section on page 5 that as of April 30, 2012 you have borrowed 90,000 of your available loan.  Please revise the second paragraph of this risk factor and the second paragraph on page 38 as applicable.

Business, page 27

Plan of Operations, page 30

Jatropha Products and Production (cuttings, oil, seedcake), page 32

5.  We note your response to our prior comment 12 and reissue.  Please revise this section and the Fish Production section on page 32 to clearly tie the revenue and expense projections to your production, pricing and cost estimates.  In this regard, we note that in most instances your revenue and expense projections do not directly tie to your production, pricing and cost estimates.  For example and without limitation, we note that you plan to allocate 30 acres to the growing of Jatropha trees.  Based on the production and pricing estimates disclosed in the second paragraph, you would have 30,000 trees (i.e. 30 acres times 1000 trees per acre) which would produce 900,000 cuttings per year (i.e. 30,000 trees times 30 cuttings per tree) and would result in $1,800,000 in annual cutting revenue (i.e. 900,000 cuttings times $2 per cutting).  With these same production and pricing estimates, you have disclosed estimated annual cutting revenue of $60,000 or more.  We note similar calculation discrepancies with respect to your Jatropha oil and fish products revenue and expense projections.  Please revise each section in sufficient detail so that investors can clearly understand how you calculated these revenue and expense projections to include any assumptions upon which these calculations are based.  Alternatively, please revise to remove these projections.

Management's Discussion and Analysis of Financial Condition, page 35

Liquidity and Capital Resources, page 35

6. We note your response to our prior comment 14 and reissue. We note your disclosure regarding the items that you will be able to accomplish if 25%, 50% and 100% of the offering is completed. Please reconcile this disclosure with the costs detailed in the numbered paragraphs beginning on page 35. In this regard, the items disclosed as being able to be accomplished at the 50% funding level appear to cost in excess of $375,000 which is the projected net proceeds at this funding level. Please revise as applicable.

7. Please refer to the last sentence of the last paragraph on page 37. We note your disclosure in the first full risk factor on page 13 that you expect a single energy cell will cost approximately $730,000 and your disclosure in the Our Company section on page 5 that you will be able to complete the development of your first energy cell within 18 months after funding becomes available. Please revise this paragraph and the second full risk factor on page 15 to reconcile and clarify your short-term and long-term funding requirements. Please also revise the prospectus throughout accordingly.

Notes to the Year End Financial Statements, page 49

8. It appears that you have removed the "The Company" and the "Significant Accounting Policies" footnotes. In the amendment, please revise the financial statements to include the company's significant accounting policies and information about the company in the notes.

Note 4 – Prepaid Expenses, page 58

9. Your disclosure states that prepaid expenses consist of offering costs. In accordance with the guidance in Topic 5A of the Staff Accounting Bulletins, specific incremental costs directly attributable to an offering may be properly deferred. Please note that any management compensation or other general and administrative expenses may not be allocated as a cost of the offering and deferred. As it is unclear as to the nature of your deferred (prepaid) offering costs, please expand the note to provide the nature of the costs you have deferred and disclose they are specific incremental costs directly attributable to this offering. In the alternative, please expense any costs that may not be appropriately deferred. Please revise accordingly.

Exhibit 23.1

10. There has been an extended time period for the consent of the independent public accountant. The staff generally considers more than 30 days an extended time period. Therefore, please provide a currently dated consent from the independent public accountant in the next amendment, as applicable.

You may contact Aamira Chaudhry at (202) 551-3389 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc:     Via E-mail
        Perry Douglas West, Esq.